DISH NETWORK CORPORATION
9601 South Meridian Boulevard
Englewood, Colorado 80112

                        July 1, 2011

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      DISH Network Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 24, 2011
File No. 000-26176

Dear Mr. Spirgel:

Per my telephone conversion with Brandon Hill on Friday, July 1, 2011, DISH Network Corporation plans to respond to the comments contained in the June 28, 2011 letter from the Securities and Exchange Commission on or before July 27, 2011.  Should you have any questions or concerns, please feel free to contact me at (720) 514-5297.

                      Sincerely,

                      /s/ Brandon Ehrhart

                      Brandon Ehrhart
                      Vice President and
                      Associate General Counsel

cc:           Brandon Hill, SEC
John Zitko, SEC
Sharon Virga, SEC
Ivette Leon, SEC

9601 South Meridian Blvd., Englewood, CO 80112  Tel: 303.723.1000  Fax:  303.723.1299